Exhibit 4.8

AMENDMENT NO. 7 TO

ONEOK, INC. 401(K) PLAN

(As amended and restated effective January 1, 2014)

1.	Effective January 1, 2017, the first sentence of Paragraph 15 of Article I is amended to read as follows:

The total annual base salary plus any lump sum merit pay and promotion awards, gainshare awards, cash incentive compensation, commissions, overtime pay, and shift differentials paid to a Participant by the Company, but excluding amounts credited by the Company under a plan of deferred compensation to the extent that such notional contributions are not includible in gross income of the Participant for the taxable year in which notionally contributed, and excluding compensation paid after a Participant’s death or other termination of employment.

2.	Effective January 1, 2017, Paragraph 4.A. of Article III is amended to read as follows:

Each Participant in the Plan, unless such Participant elects otherwise in writing, shall be deemed to have also made an elective deferral of his/her Compensation in an amount equal to the ESOP Dividend Distribution paid and distributed in cash to such Participant pursuant to subparagraphs 2.B. of Article X. Such ESOP Dividend Distribution shall not be considered an elective deferral under Code Section 402(g), and shall not be subject to Code Sections 401(k) or 415. A Participant’s election in writing to not defer the ESOP Dividend Distribution shall be made at the time and in the manner provided for in rules and procedures prescribed by the Committee.

3.	Effective January 1, 2017, Paragraph 1 of Article VII is amended to read as follows:

The Company shall make Matching Contributions for Participants in the Plan as provided for in this Article VII, below.

For Plan Years beginning on and after January 1, 2008, upon and after a Non-Bargaining Unit Participant’s commencement of participation in the Plan, subject to the limitations specified herein and in Article VIII, the Company shall regularly contribute, out of its net earnings and earned surplus as reflected by its books of account, and shall pay to the Trustee, at such times as determined by the Company, amounts of Matching Contributions equal to the Company’s 401(k) Contributions for that Non-Bargaining Unit Participant, or that Non-Bargaining Unit Participant’s After-Tax Deposits, as provided for herein below.

A.	Non-Bargaining Unit Participants

1.    The Company shall make a Matching Contribution for each Non-Bargaining Unit Participant which shall be equal to the Company’s 401(k) Contribution for such Participant based upon such Participant’s elected Reduction in Compensation and deferral for each pay period, subject to the limitation stated in clause (3) of this subparagraph 1.A., below; provided, that the Company shall not make any Matching Contribution for such a Non-Bargaining Unit Participant with respect to that part of the Company’s 401(k) Contribution that is an ESOP Dividend Distribution/Additional Deferral Contribution.

2.    After making the Matching Contribution provided for in subparagraph A. of this paragraph 1. above, the Company shall make a Matching Contribution for each Non-Bargaining Unit Participant which shall be equal to such Participant’s After-Tax Deposits for each pay period, subject to the limitation stated in clause (3) of this subparagraph 1.A., below.

3.    The aggregate Matching Contributions of the Company under clauses (1) and (2) of this subparagraph 1.A. for a Non-Bargaining Unit Participant hereunder shall not exceed six percent (6%) of the Non-Bargaining Unit Participant’s Compensation.

4.    A full Matching Contribution shall be made for a Participant whose 401(k) Contributions equal the deferral limitation under Code Section 402(g) prior to the Plan limit on Matching Contributions being reached for the Plan Year. If the Company’s 401(k) Contributions based upon a Participant’s elected Reduction in Compensation equal the Code Section 402(g) limitation at any time during a Plan Year, and when such limitation is reached no further Company 401(k) Contributions or After-Tax Deposits are made for or by such Participant for that Plan Year, and the amount of Matching Contributions made for the Plan Year is then less than the Maximum Matching Contribution Amount, the Company shall thereafter make Matching Contributions for one or more pay periods for the Participant relating to such Plan Year until the total Matching Contributions made for the Participant for that Plan Year equal such Maximum Matching Contribution Amount. For purposes of this subparagraph A.4, the term “Maximum Matching Contribution Amount” shall mean the lesser of (i) the total amount of the Company’s 401(k) Contributions for the Participant and the Participant’s After-Tax Contributions for that Plan Year, or (ii) six percent (6%) of the total of the Participant’s compensation for that Plan Year.

4.	Effective January 1, 2017, Paragraph 2.B.4 of Article X is deleted in its entirety.

5.	Effective January 1, 2017, Paragraph 1.D of Article XII is amended to read as follows:

A withdrawal will be deemed to be made on account of an immediate and heavy financial need if it is on account of:

1.    Expenses for (or necessary to obtain) medical care that would be deductible under Code Section 213(d)(determined without regard to whether the expenses exceed 7.5% of adjusted gross income described in Code Section 213(d) previously incurred by the Participant, the Participant’s spouse or domestic partner (who is the Participant’s designated beneficiary), or any dependents;

2.    Costs directly related to the purchase of a principal residence for the Participant (excluding mortgage payments);

3.    Payment of tuition, related educational fees and room and board expenses, for up to the next twelve (12) months of post-secondary education for the Participant, or the Participant’s spouse, domestic partner (who is the Participant’s designated beneficiary), children, or dependents, as defined in Code Section 152, without regard to Code Section 152(b)(1),(b)(2) and (d)(1)(B);

4.    Payments necessary to prevent the eviction of the Participant from his/her principal residence or foreclosure on the mortgage on that residence;

5.    Payments for burial or funeral expenses for the Participant’s deceased parent, spouse, domestic partner (who is the Participant’s designated beneficiary), children or dependents (as defined in Code Section 152, without regard to Code Section 152(d)(1)(B);

6.    Expenses for the repair or damage to the Participant’s principal residence that would qualify for the casualty deduction under Code Section 165 (determined without regard to whether the loss exceeds ten percent (10%) of adjusted gross income; and

7.    Such other facts and circumstances as the Commissioner of Internal Revenue lists as deemed immediate and heavy financial needs through publication of regulations, revenue rulings, notices, and other documents of general applicability.

6.	Effective January 1, 2017, Paragraph 1.E. of Article XII is amended to read as follows:

Notwithstanding anything otherwise expressed or implied in the Plan, or under Code Section 401(k), or the regulations under that section, a hardship distribution shall not be determined or allowed under the Plan on account of an event or condition of immediate and heavy financial need of a person who is a beneficiary of a Participant under the Plan, unless such person, in addition to being such a beneficiary, also has a relationship of being the spouse, the domestic partner, or a dependent of the Participant and an immediate and heavy financial need of such person for which a hardship distribution is expressly allowable to a spouse, domestic partner, child or dependent under the terms and provisions of paragraph 1.D, above; and a hardship distribution shall not otherwise be allowed under the Plan for or with respect to circumstances of immediate and heavy financial need of a beneficiary of a Participant if such beneficiary is not either the spouse, domestic partner, child or a dependent of the Participant.

7.	Effective January 1, 2017, Paragraph 1.F. of Article XII is amended to read as follows:

A Participant’s Elective Deferrals under the Plan (and Participant Contributions) shall be suspended for six (6) months after receipt of the hardship distribution, unless such suspension is not required due to applicable guidance issued by the Secretary of the Treasury or by the Internal Revenue Service.

8.	Effective January 1, 2017, the third paragraph of Paragraph 2 of Article XII is amended to read as follows:

A withdrawal pursuant to this paragraph may be made upon request of the Participant subject to such limitations on frequency of withdrawals as the Committee, in its discretion, may determine. Such withdrawal shall be paid as soon as practicable after the appropriate request is received by the Trustee. A withdrawal shall be paid in cash, except as provided herein. If a Participant’s After-Tax Deposits are invested in ONEOK, Inc. Common Stock, the Participant must order the sale of the ONEOK, Inc. Common Stock (including fractional shares), move the proceeds into another investment option, and subsequently withdraw the proceeds. A Participant who has After-Tax Deposits in his/her Plan Account invested in stock of a prior employer which has been transferred to the Trust pursuant to any merger, acquisition or similar transaction within the preceding six months may also request distribution of such stock in a manner comparable to that provided in the foregoing provisions with respect to ONEOK, Inc. Common Stock. If more than six months have elapsed since such merger, acquisition or similar transaction, then the stock of such prior employer may be withdrawn in cash or in kind, at the Participant’s election.

9.	Effective June 16, 2017, the first sentence of Paragraph 1 of Article XV is amended to read as follows:

The Plan shall be administered by the ONEOK, Inc. Benefit Plan Administrative Committee (the “Committee”) consisting of the Company’s Chief Financial Officer and Executive Vice President – Strategic Planning and Corporate Affairs; Vice President – Human Resources; Vice President – Treasury and Risk; and their respective successors in title or duties, authority and function.

10.	Effective June 16, 2017, the second sentence of Paragraph 3 of Article XV is amended to read as follows:

The ONEOK, Inc. Benefit Plan Sponsor Committee shall consist of the Company’s President and Chief Executive Officer; Executive Vice President and Chief Administrative Officer; Chief Financial Officer and Executive Vice President – Strategic Planning and Corporate Affairs; Executive Vice President and Chief Operating Officer; Senior Vice President – Finance and Treasurer; Senior Vice President, General Counsel and Assistant Secretary; Vice President – Human Resources; Vice President, Secretary and Associate General Counsel; and their respective successors in title or duties, authority and function.